Filed by Merida Merger Corp. I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Merida Merger Corp. I

Related Registration Statement No. 333-259381

Shareholders,

As we reach the close of 2021, I first want to thank each of you for your confidence and continued support for Leafly’s mission and business. Leafly is helping the world discover the profound benefits of cannabis, and unlocking this industry’s great potential.

Potential is a word we use regularly at Leafly to talk about the road ahead of us. So much growth opportunity remains untapped. Regardless of the pace of federal legalization or individual state market dynamics, at Leafly we see opportunity everywhere. We see it in our own business performance, which continues to deliver as planned for 2021, as we prepare for the close of our merger with Merida Merger Corp. I (“Merida”). The Registration Statement on Form S-4 is now effective and we continue to make progress on closing our merger with Merida.

We have opportunities because our business creates meaningful ROI for our partners. We now have more than 4,750 retailers (55%+ total addressable market) and 7,800 brands on our platform, and we posted $31 million in revenue through Q3 (a 14% increase over the same 9-month period last year, and a 21% increase over Q3 2020).

Leafly has a track record of sustainable growth across every jurisdiction where legal cannabis is available. We are not dependent on any one jurisdiction to meet our financial targets or hampered by the ebbs and flows of the illicit market. Rather, our focus on building the playbook for helping local legal cannabis businesses grow, means we grow too.

After all, North America’s legal cannabis industry continues to be the continent’s fastest-growing industry in 2021, and it shows no signs of slowing down in 2022.

●	In Canada, cannabis sales nationwide continue to grow month-over-month, with retailers setting sales records for seven consecutive months, through September 2021, the latest month for which data is available.

●	In the United States, double-digit year-over-year sales gains continue in most significant legal states in 2021, according to a Leafly and Whitney Economics analysis of state regulatory body sales data.

○	Illinois is expected to post a 70% increase in annual sales by the end of 2021.

○	Massachusetts will be up more than 60% over 2020.

○	Michigan legal sales are up roughly 80% over 2020.

○	California will likely grow 15% year-over-year, even with its struggles to disrupt the illicit market.

And more sales increases are expected in the coming months. New Jersey’s adult-use market is expected to open in Q1 or Q2 of 2022, tapping into a state population of 9 million with millions more visiting from nearby New York and Pennsylvania.

Momentum like this would be the envy of any industry, and we’re fortunate to experience it as members of the cannabis industry. And as consumer sales grow, retailers and brands need channels like Leafly to reach these people, to educate them, to compete for them, and to bring them in the door. This is our opportunity, and we’re after it. Leafly’s laser focus on serving our marketplace audiences makes it possible for us to capitalize on this industry momentum. We brought a number of valuable new products, services, and features to our customers this year, and have continued to add world-class talent to take us into the future. Here’s a short recap:

●	Consumers can now place orders on Leafly within our iOS app, marking a shift into more active consumer engagement and marketing strategies that will flow through 2022.

●	We added or improved integrations with 20 point-of-sale providers that serve nearly 70% of our retail customer base.

●	As of Q3 2021, we have grown the number of retail accounts on our platform by almost 40% compared to Q3 2020, while maintaining a consistent percentage of order enablement.

●	We launched a new brand subscription product that helps THC brands around North America better plug into the marketplace, drive orders, and have greater control of their destiny within our ecosystem.

●	We published two new foundational reports to continue to drive the industry forward: Leafly’s first social equity report Seeds of Change, and the Leafly Harvest Report, which along with the Leafly Jobs Report continue to foster critical conversations essential to the future of our industry.

●	We partnered with Pennsylvania Lt. Governor John Fetterman to call for state legalization on the Harrisburg Capitol steps on April 20, 2021.

●	Suresh Krishnaswamy joined us as CFO, Kimberly Boler joined us as General Counsel, and Rebecca Warner joined us as SVP, Sales, as we continued to build our resources to accelerate our growth as a future public company.

This has been a banner year for Leafly, and we remain invigorated about the opportunity ahead. We wish you and your loved ones a happy holiday season, and look forward to building this industry together in 2022.

With Gratitude,

Yoko Miyashita, CEO

# # #

Additional Information and Where to Find It

In connection with its business combination (the “Transactions”) with Leafly Holdings, Inc. (“Leafly”), Merida has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (“Registration Statement”). Merida plans to mail the definitive proxy statement/prospectus/consent solicitation statement included in the Registration Statement to its stockholders in connection with the Transactions. INVESTORS AND SECURITYHOLDERS OF MERIDA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LEAFLY, MERIDA, THE TRANSACTIONS AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Registration Statement (when available) and other documents filed with the SEC by Merida through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Merida, Leafly, and certain of their respective directors, executive officers, and employees may be considered to be participants in the solicitation of proxies in connection with the Transactions. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Merida in connection with the Transactions, including a description of their respective direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement described above when it is filed with the SEC. Additional information regarding Merida’s directors and executive officers can also be found in Merida’s final prospectus dated November 4, 2019 and filed with the SEC on November 5, 2019. These documents are available free of charge as described above.

Cautionary Note Regarding Forward Looking Statements

This communication includes “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995). Merida’s and Leafly’s actual results may differ from its expectations, estimates and projections and consequently, you should not place undue reliance on these forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “aspire,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “will be,” “will continue,” “will likely result,” “could,” “should,” “believe(s),” “predicts,” “potential,” “continue,” “future,” “opportunity,” “strategy,” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Merida or Leafly management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. Factors that may cause such differences include, but are not limited to: (a) the risk that the benefits of the Transactions may not be realized; (b) the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of Merida’s securities; (c) the failure to satisfy the conditions to the consummation of the Transactions, including (i) the failure of Merida’s stockholders to approve and adopt the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 9, 2021 and amended on September 8, 2021, by and among Merida, Merida Merger Sub, Inc., a Washington corporation and wholly-owned subsidiary of Merida, Merida Merger Sub II, LLC, a Washington limited liability company and wholly-owned subsidiary of Merida, and Leafly or (ii) the failure of Merida to satisfy the Minimum Cash Condition (as defined in the Merger Agreement) following redemptions by its stockholders; (d) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (e) the outcome of any legal proceedings that may be initiated following announcement of the Transactions; (f) the combined company’s continued listing on Nasdaq; (g) the risk that the proposed transaction disrupts current plans and operations of Leafly as a result of the announcement and consummation of the Transactions; (h) costs related to the Transactions; changes in applicable laws or regulations; (i) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (j) the impact of COVID-19 or other adverse public health developments; and (k) other risks and uncertainties that will be detailed in the Registration Statement and as indicated from time to time in Merida’s filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Merida and Leafly caution that the foregoing list of factors is not exclusive. Merida and Leafly caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Merida nor Leafly undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Disclaimer

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy, or exchange or the solicitation of an offer to sell, buy, or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

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